[redacted]

KH 3/5

13010801

SECU[...]SION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
403

SEC FILE NUMBER
8- 10075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. A. Botzum & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

453 S Orange Street
(No. and Street)

Orange (City) California (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A Botzum III (714) 973-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/18/13

OATH OR AFFIRMATION

I, Charles A Botzum. III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. A. Botzum & Co, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 2nd day of January, 2013 by CHARLES BOTZUM III proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

PRES
Title

A. HARPER
Commission No. 1915569
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires DECEMBER 6, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.A. Botzum & Co.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
C.A. Botzum & Co.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of C.A. Botzum & Co., (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.A. Botzum & Co. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2013

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
C. A. BOTZUM & CO. | N 2 | [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/12 [99]
SEC FILE NO. 8-10075 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS	Allowable		Nonallowable		Total	
1. Cash	$ 866	[200]			$ 866	[750]
2. Cash segregated in compliance with federal and other regulations	750	[210]			750	[760]
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		[220]				
2. Other		[230]				[770]
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		[240]				
2. Other		[250]				[780]
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		[260]				
2. Other		[270]				[790]
D. Clearing Organizations:						
1. Includable in "Formula for Reserve Requirements"		[280]				
2. Other		[290]				[800]
E. Other	7,500	[300]	$	[550]	7,500	[810]
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		[310]				
2. Partly secured accounts		[320]		[560]		
3. Unsecured Accounts				[570]		
B. Commodity accounts		[330]		[580]		
C. Allowance for doubtful accounts	( )	[335]	( )	[590]		[820]
5. Receivables from non-customers:						
A. Cash and fully secured accounts		[340]				
B. Partly secured and unsecured accounts		[350]		[600]		[830]
6. Securities purchased under agreements to resell		[360]		[605]		[840]
7. Securities and spot commodities owned, at market value:						
A. Banker's acceptances, certificates of deposit and commercial paper		[370]				
B. U.S. and Canadian government obligations		[380]				
C. State and municipal government obligations		[390]				
D. Corporate obligations		[400]				

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

C. A. BOTZUM & CO.

as of 12/31/12

STATEMENT OF FINANCIAL CONDITION

ASSETS (continued)

		Allowable	Nonallowable	Total
E. Stocks and warrants		$ [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Spot Commodities		[430]		
J. Total inventory - includes encumbered securities of	$ [120]			$ [850]
8. Securities owned not readily marketable:				
A. At Cost	$ [130]	[440]	$ [610]	[860]
9. Other investments not readily marketable:	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ 254,472 [160]	210,000 [460]	[630]	210,000 [880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value			[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	[680]	[920]
15. Other Assets:				
A. Dividends and interest receivable		[500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	62,779 [710]	
D. Miscellaneous		95,834 [530]	[720]	
E. Collateral accepted under SFAS 140		[536]		
F. SPE Assets		[537]		158,613 [930]
16. TOTAL ASSETS		$ 314,950 [540]	$ 62,779 [740]	$ 377,729 [940]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
C. A. BOTZUM & CO.

as of 12/31/12

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040		1250		1470
18. Securities sold under repurchase agreements.				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070				1510
2. Other		1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095		1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of ...... $ 710 [950]	710	1120			710	1580
B. Commodities accounts		1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of ...... $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable		1170				1640
C. Income taxes payable		1180				1650
D. Deferred income taxes				1370		1660
E. Accrued expenses and other liabilities		1190				1670
F. Other		1200	3,600	1380	3,600	1680
G. Obligation to return securities				1386		1686
H. SPE Liabilities				1387		1687

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER

C. A. BOTZUM & CO. as of 12/31/12

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

	Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
24. Notes and mortgages payable:							
A. Unsecured		$	1210			$	1690
B. Secured			1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:							
1. from outsiders					1400		1710
A. Cash borrowings:	$ [0970]						
2. Includes equity subordination(15c3-1(d)) of	[0980]						
B. Securities borrowings, at market value:					1410		1720
from outsiders	$ [0990]						
C. Pursuant to secured demand note collateral agreements:				210,000	1420	210,000	1730
1. from outsiders	$ 25,000 [1000]						
2. Includes equity subordination(15c3-1(d)) of	$ 185,000 [1010]						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
26. TOTAL LIABILITIES		$ 710	1230	$ 213,600	1450	$ 214,310	1760

Ownership Equity

27. Sole proprietorship			$	1770
28. Partnership - limited partners	$	1020		1780
29. Corporation:				
A. Preferred stock				1791
B. Common stock			325,000 ✗✗	1792
C. Additional paid- in capital			202,312	1793
D. Retained Earnings			(363,893)	1794
E. Total			163,419	1795
F. Less capital stock in treasury			( )	1796
30. TOTAL OWNERSHIP EQUITY			$ 163,419	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 377,729	1810

OMIT PENNIES

* Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

✗✗ Common stock, $1 par value, 500,000 shares authorized, 325,000 shares issued and outstanding

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Income
For the Year Ended December 31, 2011

Revenues			
Commissions	132,288	$	~~128,835~~
Other income	2,649		~~3,176~~
Total revenues	134,937		132,011
Expenses			
Commissions and floor brokerage, exchange and clearance fees	35,920		~~32,868~~
Occupancy and equipment rental	42,431		~~45,689~~
Interest expense	2,050		~~2,050~~
Other operating expenses	57,765		~~46,994~~
Total expenses	138,166		~~127,601~~
Net income (loss) before income tax provision	(3,229)		~~4,410~~
Income tax provision	800		~~800~~
Net income (loss)	(4,009)	$	~~3,610~~

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, ~~2011~~ 2012

		Amount	
Balance at December 31, ~~2010~~ 11	$	~~205,000~~	205000
Increase:		-	5,000
Decrease:		-	—
Balance at December 31, ~~2011~~ 12	$	~~205,000~~	210,000

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Less excess of par value over consideration	Total
Balance at December 31, 2010	$ 325,000	$ 202,312	$ (190,699)	$ (172,774)	$ 163,839
Net income (loss)	-	-	3,610	-	3,610
Balance at December 31, 2011	$ 325,000	$ 202,312	$ (187,089)	$ (172,774)	$ 167,449

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.

Statement of Cash Flows

For the Year Ended December 31, 2011 2

Cash flow from operating activities:			
Net income (loss)			$ ~~3,610~~ <4029>
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Cash segregated under federal and other regulations	$	~~1,900~~	<6507>
Receivable from clearing organization		~~(701)~~	7,500
Commissions receivable		~~5,847~~	701
Cash surrender value of life insurance		~~(3,176)~~	<2650>
~~Receivables from customers~~		~~169~~	
Advances to stockholders		~~(15,353)~~	8,934
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		~~(2,500)~~	600
Payable to customers		~~(1,156)~~	192
Payable to clearing organization		~~1,000~~	
Payable to officer		~~10,000~~	
Total adjustments			~~(3,970)~~ 14,627
Net cash provided by (used in) operating activities			10,598
Net cash provided by (used in) in investing activities			
Net cash provided by (used in) financing activities			
Collection Secured demand note		<5000>	
Proceeds from subordinated liabilities		5,000	
Payable to officer		<10,000>	<10,000>
Net increase (decrease) in cash			~~(360)~~ <598>
Cash at beginning of year			~~628~~ 268
Cash at end of year			$ ~~268~~ 866
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	2050	
Income taxes	$	800	

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Notes to Financial Statements
December 31, ~~2011~~ 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

C.A. Botzum & Co. (the "Company") was incorporated in California on April 20, 1961, and operates as a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company holds securities for approximately thirty-five clients. The majority of the clients are in Southern California. No one client represents an undue concentration of risk to the Company.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the buying and selling of securities for public customer accounts and also performs limited proprietary trading.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has fully depreciated furniture and equipment of $21,879. Furniture and equipment has been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

Receivable from clearing organization represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions ~~are recorded on a trade date basis~~ with related commission income and expenses also recorded on a trade date basis.

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2011 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of ~~$100~~ 750 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (See Schedule II).

Note 3: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2011 2, the receivable from clearing organization ~~$701~~ Ø are pursuant to these clearance agreements.

Note 4: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Legent Clearing, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2011 was ~~$15,000~~. 7500

Note 5: INCOME TAXES

The income tax provision for the year ended December 31, ~~2011~~ 2012 is the California minimum franchise tax of $800.

The Company has available at December 31, ~~2011~~ 2012, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately ~~$6,205~~ 7,562 that expires as follows:

NOL carry-forwards	Year ended December 31,
~~18,995~~ 20,711	2020
7,086	2023
5,324	2025
9,962	2029
5,867	2032
$ ~~41,367~~ 50,410	

A 100% valuation allowance was established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 6: CASH SURRENDER VALUE OF LIFE INSURANCE

For the year ended December 31, 2011, the Company included ~~$3,176~~ 2649.18 as other income for the increase in the cash surrender value of the life insurance policy. The face value of the underlying life insurance policy, was $200,000 and the cash surrender value of the policy was ~~$93,185~~ 95834.52 at December 31, ~~2011~~. 2012

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2011 2

Note 7: OCCUPANCY AND EQUIPMENT RENTAL

42431

Current year occupancy expense is attributable to office and storage rent in the amount of ~~$45,689.~~
This amount is paid to the officers for the rental of the office space.

Note 8: RELATED PARTY TRANSACTIONS

During the year, the Company has certain transactions with its shareholders. Advance to shareholders is a loan that is non-interest bearing, uncollateralized and due on demand. For the year ended December 31, 2012, this balance is ~~$66,713. Additionally, at December 31, 2011, the Company owes another officer $10,000. It is possible that the terms of certain of the related party transaction are not the same as those that would result from transactions among wholly unrelated parties.~~

577925

Note 9: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, ~~2011~~ 2012, are listed below. Liabilities subordinated to secured demand note collateral agreements are:

Interest at 1% due December 31, 2014	$ 185,000
Interest at 1% due ~~December 4, 2012~~ November 1, 2017	~~20,000~~ 25000
Total secured demand note	$ ~~205,000~~ 210,000

Pursuant to the subordinated loan agreement approved by FINRA, the secured demand note would be suspended and shall not mature if the net capital requirement would be less than 120% of the required net capital. There are also other requirements pursuant to SEC Rule 15c3-1(b). The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand notes of ~~$205,000~~ $210,000 are collateralized by marketable securities and municipal bonds valued, net of haircuts, at ~~$233,029 on~~ $257,745 December 31, ~~2011~~ 2012. The municipal bonds are valued at fair market value, unless market conditions dictate otherwise, which may create some liquidity issues. The collateral securing the demand note is as follows:

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2011

Note 9: SUBORDINATED LIABILITIES (Continued)

Description	Market Value	Net of Haircut
Municipal obligations	$ 259,153	$ 233,029

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2011, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2012

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, ~~2011~~ 2012, the Company had net capital of ~~$300,736~~ 310,640 which was ~~$50,736~~ 60,736 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ~~($13,418)~~ Ø to net capital was ~~0.04~~ Ø to 1, which is less than the 15 to 1 maximum allowed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

Schedule I

BROKER OR DEALER

C. A. BOTZUM & CO. as of 12/31/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 163,419	3480
2. Deduct: Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					163,419	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					210,000	3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 373,419	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 62,779	3540		
1. Additional charges for customers' and non-customers' security accounts				3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver:				3570		
1. number of items		3450				
C. Aged short security differences-less reserve of	$	3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges				3600		
F. Other deductions and/or charges				3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					(62,779)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					$ 310,640	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments			$	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants				3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities				3734		
D. Undue concentration				3650		
E. Other (List)				3736	( )	3740
10. Net Capital					$ 310,640	3750

OMIT PENNIES

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

Schedule I continues PART II

BROKER OR DEALER

C. A. BOTZUM & CO. as of 12/31/12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	60,640	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	10,640	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	710	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))				$	710	3838
19. Total aggregate indebtedness				$	0	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	0.00	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)				%	0.00	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%		3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

Schedule II

BROKER OR DEALER

C. A. BOTZUM & CO. as of 12/31/12

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 710	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 710	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			( )	4471
20. ** TOTAL 15c3-3 DEBITS				4472

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)	$ 0	4480
22. Excess of total credits over total debits (line 11 less line 20)	710	4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	746	4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	750	4510
25. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities		4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities	$ 750	4530
27. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION

OMIT PENNIES

28. Daily ____ [4332] Weekly ____ [4333] Monthly X [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

See independent auditor's report

C.A. Botzum & Co.
Schedule III - Reconciliation of Net Capital and
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011 2

Net Capital as calculated per audit report	$	~~300,736~~	310 640
Net capital as calculated per broker-dealer's most recent filling of Form X-17a-5, Part II, December 31, 2011 2		~~300,736~~	310640
Net difference in computation of net capital	$	-	Ø
Reserve requirement as calculated per audit report	$	~~(183)~~	74.6
Reserve requirement as calculated per broker-dealer's most recent filling of Form X-17a-5, Part II, December 31, 2011 2		-	746
Net difference in computation of reserve requirements	$	~~(183)~~	750

ON ACCOUNT 4

OVER DEPOSIT

NET DIFFERENCE IN COMP Ø

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2012

See independent auditor's report

C.A. Botzum & Co.
Schedule IV - Information relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011/2

The Company is a self-clearing firm and is subject to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report

C.A. Botzum & Co.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2012

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
C.A. Botzum & Co.:

In planning and performing our audit of the financial statements of C.A. Botzum & Co. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2013